

Mail Stop 4720

November 23, 2016

Jerold L. Rexroad
President and Chief Executive Officer
Carolina Financial Corporation
288 Meeting Street
Charleston, SC 29401

> **Re: Carolina Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2016**
> **File No. 001-10897**

Dear Mr. Rexroad:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Incentive Compensation Plan, page 19

1.   We note that the bonuses paid to Messrs. Rexroad, Morrow and Huggins were made pursuant to an incentive compensation plan upon achievement of certain earnings and operations targets. As such, these payments should have been disclosed in the Summary Compensation Table as Non-Equity Incentive Plan Compensation in accordance with the disclosure requirements of Item 402(n)(2)(vii) of Regulation S-K, rather than as a "Bonus." For guidance on how to determine whether a payment represents a discretionary bonus or a bonus paid pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretation. In future filings and to the extent applicable, please revise the Summary Compensation Table regarding disclosure of these non-equity incentive plan compensation payouts, and

include narrative disclosure of the material factors necessary to an understanding of this compensation element pursuant to the disclosure requirements of Item 402(o)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katelyn Donovan, Law Clerk, at (202) 551-8636 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services